Exhibit 77C

Matters submitted to a vote of security holders:

A special meeting of shareholders was held on September 27, 2004.

The following item was voted on at the meeting:

To vote for or against the special resolution to implement a plan of dissolution, liquidation and winding up of the Company.

For:	551,911
Against:	32,990
Abstain:	2,200